Exhibit 99.1

NEWS RELEASE

HECLA TO ACQUIRE REVETT IN $20 MILLION STOCK DEAL

Revett has reported a Rock Creek Inferred resource of 229 million ounces of silver and 2.0 billion pounds of copper.¹ Permitting underway.

FOR IMMEDIATE RELEASE

March 27, 2015

COEUR D’ALENE, IDAHO -- Hecla Mining Company (NYSE:HL) (Hecla) and Revett Mining Company, Inc. (NYSE MKT:RVM / TSX:RVM) (Revett) today announced that they have entered into a merger agreement pursuant to which Hecla will acquire Revett. In the proposed merger, each outstanding common share of Revett will be exchanged for 0.1622 of a common share of Hecla. Based on Hecla’s closing price of $3.23 on March 25, 2015 (the day prior to signing of the agreement), this represents a 32% premium to Revett’s 20 day VWAP (volume weighted average price) through March 25, 2015. The parties currently expect the transaction to close late in the second quarter, 2015. The transaction is subject to approval by Revett shareholders and to the satisfaction of other closing conditions contained in the merger agreement.

Following closing of the merger, Hecla intends to continue to advance permitting of the Rock Creek project. Located in Northwest Montana, Rock Creek is considered one of the largest undeveloped silver and copper deposits in North America. Revett has reported inferred resources of 229 million ounces of silver and 2.0 billion pounds of copper. The project is approximately 50 miles north of Hecla’s Lucky Friday Mine in Idaho. A Supplemental Environmental Impact Statement (SEIS) is in process and the U.S. Forest Service schedule indicates that the SEIS will be issued later this year for public comment.

“We are acquiring Revett with an eye to the future, as Rock Creek is a world-class silver-copper deposit that we see becoming another Greens Creek,” said Phillips S. Baker, Jr., Hecla’s President and CEO. “Our experience of Greens Creek operating in a National Monument in Alaska since 1997 will be invaluable as we take a patient and persistent approach to permitting and then responsibly operating the Rock Creek Mine. Combining this operational expertise with our financial strength, and an unwavering commitment to safety and building strong community relationships, gives us confidence that we are well-positioned to move Rock Creek forward, to the benefit of all stakeholders.”

John Shanahan, Revett’s President and CEO, commented “Current market conditions do not allow us to maintain the Troy Mine on care and maintenance and pursue our objective of developing Rock Creek. We share similar core values with Hecla and see them as the company with the financial and technical capabilities to develop the potentially world class Rock Creek deposit in an efficient and responsible manner. We believe our shareholders, along with the communities of northwest Montana who have been so supportive in our endeavors, will benefit greatly from this merger”.

Following the merger, Hecla expects to close and reclaim the Troy Mine and associated facilities. The mine was placed on care and maintenance in January 2015 by Revett. The companies believe that the cost of reclamation at Troy will be borne by the current insurance backed reclamation policy that was established by Revett for that purpose.

(1)     Refer to cautionary note on reserves and resources at the end of the release.

Hecla Mining Company ● 1-800-432-5291 ● hmc-info@heclamining.com

Roman Friedrich & Company LLC is acting as financial advisor to Revett on this transaction and rendered a fairness opinion to Revett’s Board of Directors in connection with the transaction.

About Hecla

Hecla Mining Company (NYSE:HL) is a leading low-cost U.S. silver producer with operating mines in Alaska and Idaho, and is a growing gold producer with an operating mine in Quebec, Canada. The Company also has exploration and pre-development properties in five world-class silver and gold mining districts in the U.S., Canada, and Mexico, and an exploration office and investments in early-stage silver exploration projects in Canada.

For further information, please contact:

Jeanne DuPont

Corporate Communications Coordinator

Investor and Public Relations

1-800-HECLA91 (1-800-432-5291)

hmc-info@hecla-mining.com

Hecla will file with the SEC a registration statement on Form S-4 (or amendment thereto) that will include the Proxy Statement of Revett that also constitutes a prospectus of Hecla. Hecla and Revett plan to mail the Proxy Statement/Prospectus to Revett’s shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HECLA, REVETT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Hecla and Revett through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed by Hecla with the SEC by contacting Hecla’s Investor Relations department at Hecla Mining Company; Investor Relations; 1-800-HECLA91 (1-800-432-5291); hmc-info@hecla-mining.com., and will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed by Revett by contacting Revett Investor Relations at 509-921-2294 or by calling 1 866 921 2294.

Hecla and Revett and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Revett in respect of the transaction described the Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Revett in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Hecla’s directors and executive officers is contained in Hecla’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated April 8, 2014, which are filed with the SEC. Information regarding Revett’s directors and executive officers is contained in Revett’s Annual Report on Form 10-K for the year ended December 31, 2013 and its Proxy Statement on Schedule 14A, dated May 6, 2014, which are filed with the SEC.

Hecla Mining Company ● 1-800-432-5291 ● hmc-info@heclamining.com

Cautionary Note Regarding Forward-Looking Statements

Statements made or information provided in this news release that are not historical facts, such as anticipated production, sales of assets, exploration results and plans, costs, and prices or sales performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian securities laws. Words such as “may,” “will,” “should,” “expects,” “intends,” “projects,” “believes,” “estimates,” “targets,” “anticipates” and similar expressions are used to identify these forward-looking statements. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied. These risks and uncertainties include, but are not limited to, risks associated with completion of the merger, the risk that expected synergies or cost savings resulting from the merger might not be achieved, the risk that the permitting process for the Rock Creek Mine could be more difficult than anticipated, the risk that Troy Mine reclamation costs could substantially exceed current estimates, metals price volatility, volatility of metals production and costs, litigation, regulatory and environmental risks, operating risks, project development risks, political risks, labor issues, ability to raise financing and exploration risks and results. Refer to Hecla’s and Revett’s Form 10-K and 10-Q reports for a more detailed discussion of factors that may impact expected future results. Hecla and Revett undertake no obligation and have no intention of updating forward-looking statements other than as may be required by law.

Cautionary Statements to Investors on Reserves and Resources

Reporting requirements in the United States for disclosure of mineral properties are governed by the SEC and included in the SEC's Securities Act Industry Guide 7, entitled “Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations” (Guide 7). However, the Company is also a “reporting issuer” under Canadian securities laws, which require estimates of mineral resources and reserves to be prepared in accordance with Canadian National Instrument 43-101 (NI 43-101). NI 43-101 requires all disclosure of estimates of potential mineral resources and reserves to be disclosed in accordance with its requirements. Such Canadian information is being included here to satisfy the Company's “public disclosure” obligations under Regulation FD of the SEC and to provide U.S. holders with ready access to information publicly available in Canada.

Reporting requirements in the United States for disclosure of mineral properties under Guide 7 and the requirements in Canada under NI 43-101 standards are substantially different. This document contains a summary of certain estimates of Revett, not only of proven and probable reserves within the meaning of Guide 7, which requires the preparation of a “final” or “bankable” feasibility study demonstrating the economic feasibility of mining and processing the mineralization using the three-year historical average price for any reserve or cash flow analysis to designate reserves and that the primary environmental analysis or report be filed with the appropriate governmental authority, but also of mineral resource and mineral reserve estimates estimated in accordance with the definitional standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in NI 43-101. The terms “indicated resources,” and “inferred resources” are Canadian mining terms as defined in accordance with NI 43-101. These terms are not defined under Guide 7 and are not normally permitted to be used in reports and registration statements filed with the SEC in the United States, except where required to be disclosed by foreign law. The term “resource” does not equate to the term “reserve”. Under Guide 7, the material described herein as “indicated resources” and “measured resources” would be characterized as “mineralized material” and is permitted to be disclosed in tonnage and grade only, not ounces. The category of “inferred resources” is not recognized by Guide 7. Investors are cautioned not to assume that any part or all of the mineral deposits in such categories will ever be converted into proven or probable reserves. “Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of such a “resource” will ever be upgraded to a higher category or will ever be economically extracted. Investors are cautioned not to assume that all or any part of a “resource” exists or is economically or legally mineable. Investors are also especially cautioned that the mere fact that such resources may be referred to in ounces of silver and/or gold, rather than in tons of mineralization and grades of silver and/or gold estimated per ton, is not an indication that such material will ever result in mined ore which is processed into commercial silver or gold.

Hecla Mining Company ● 1-800-432-5291 ● hmc-info@heclamining.com